  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Trilogy Multifamily Income & Growth Holdings I, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2979975
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

520 West Erie Street Chicago, Illinois 60054
(Full mailing address of principal executive offices)

312-750-0900
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company and references to our “Member” refer to Trilogy Multifamily Income & Growth Holdings I Manager, LLC, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This semi-annual report on Form 1-SA of Trilogy Multifamily Income & Growth Holdings I, LLC contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Trilogy Multifamily Income & Growth Holdings I, LLC was formed on June 15, 2020 to identify, acquire, lease, manage, operate, reposition, enhance and ultimately dispose of investments made in multifamily residential properties in primary and secondary metropolitan markets throughout the United States. Our Company is solely managed by the Member which is wholly owned by Trilogy Multifamily Income & Growth Partners, LLC, or I&G Partners. The Member is the sole member of our Company and I&G Partners is the sole member of the Member. The Member has entered into a Management and Advisory Agreement with Trilogy Real Estate Group, LLC, or Trilogy, an affiliate of I&G Partners, whereby Trilogy will manage the assets of our Company and may provide other services such as property management, construction management and other advisory services. Trilogy was formed in September 2008 under the laws of Delaware and acts as the asset manager and sponsor for all Trilogy affiliate entities including our Company. I&G Partners and Trilogy are affiliated with and controlled by Neil Gehani, Trilogy’s Chief Executive Officer.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on October 2, 2020, which offering statement was qualified by the SEC on February 24, 2021. Pursuant to the Offering Statement, we are offering a maximum of $50,000,000 in the aggregate of the Company’s Income & Growth bonds, or the “Bonds.” The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds will be approximately $45,500,000 if we sell the maximum offering amount. Proceeds from the sale of the Bonds will be used to primarily acquire existing multifamily real estate assets. Our Company may also use up to one third of the proceeds from the offering to acquire interests in multifamily development projects. As of June 30, 2021, we had sold 1,701 Bonds for $1,500,321 in net proceeds. As of the filing of this semi-annual report, we had sold 5,143 Bonds for $4,535,046 in net proceeds. We intend to continue to sell the Bonds until the earlier of February 24, 2023, or the date upon which all $50,000,000 in offering proceeds have been received.

 As of June 30, 2021, we had not yet commenced active operations. Offering proceeds will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout the Offering Statement. We will experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our properties or the payment of debt service.

Further, as of the date of this semi-annual report, we had not entered into any arrangements creating a reasonable probability that we will acquire a specific property or other asset. The number of properties and other assets that we will acquire will depend upon the number of Bonds sold and the resulting amount of the net proceeds available for investment in properties and other assets. Until required for the acquisition or operation of assets or used for distributions, we will keep the net proceeds of this offering on deposit with a major commercial financial institution.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our Indenture, by and between us and UMB Bank, N.A., as trustee.

We do not have any employees. We rely on the employees of Trilogy and its affiliates, as our asset manager, for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2021.

As of June 30, 2021, we had not made any capital investments. For the six-months ended June 30, 2021, our total revenues from operations were $0. Operating costs for the same period, including bond interest expense of $18,538, related party fees of $14,649 and general and administrative expenses of $77,255, amounted to $110,442. Net loss for the period amounted to $110,442.

Results of Operations – For the Period from June 15, 2020 (Date of Formation) through June 30, 2020

We had not commenced operations as of June 30, 2020.

Liquidity and Capital Resources

We are offering and selling to the public in the offering up to $50,000,000 in the aggregate of our Bonds. As of the filing of this semi-annual report, we had sold 5,143 Bonds for $4,535,046 in net proceeds. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including the amount payable by the Company in principal and interest on the Bonds, or the Bond Service Obligations. Generally, we will fund our acquisitions from the net proceeds of this offering. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65.0% of the cost of our investments.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond Service Obligations. However, our ability to finance our operations is subject to some uncertainties. We believe we will satisfy our Bond Service Obligations and other expenses prior to acquiring our first asset through cash on hand and from our offering of Bonds. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of the our reserve for debt service. Moreover, the Member may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of June 30, 2021, we had not acquired any properties or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the commercial rental real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Item 2.  Other Information

None.

Item 3. Financial Statements

TABLE OF CONTENTS

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC FINANCIAL STATEMENTS
Financial Statements as of June 30, 2021 (unaudited) and December 31, 2020 and for the six-month period ended June 30, 2021 (unaudited) and for the period from June 15, 2020 (Date of Formation) through June 30, 2020 (unaudited)

Balance Sheets	6
Statements of Operations	7
Statements of Changes in Member’s Capital (Deficit)	8
Statements of Cash Flows	9
Notes to Financial Statements	10-14

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Balance Sheets
As of June 30, 2021 and December 31, 2020

	June 30, 2021 (Unaudited)	December 31, 2020
Assets
Cash and cash equivalents	$1,363,208	$-
Restricted cash (See Note 5)	58,854	-
Other assets	19,339	-
Total assets	$1,441,401	$-

Liabilities and Member's Capital (Deficit)

Liabilities:
Bond interest payable	$3,338	$-
Due to Member	3,383	-
Bonds payable, net (See Note 5)	1,505,428	-
Other liabilities	39,594	-
Total liabilities	1,551,743	-

Member's capital (deficit):
Member's capital (deficit)	(110,342)	100
Member's contribution receivables	-	(100)
Total member's capital (deficit)	(110,342)	-

Total liabilities and member's capital (deficit)	$1,441,401	$-

See accompanying notes to the financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Statements of Operations (Unaudited)
For the six-month period ended June 30, 2021 and for the period from June 15, 2020 (Date of Formation) through June 30, 2020

	Six-month period ended June 30, 2021	For the period from June 15, 2020 (Date of Formation) through June 30, 2020
Revenues:
Total revenues	$-	$-

Expenses:
Bond interest expense	18,538	-
Related party fees	14,649	-
General and administrative	77,255	-
Total expenses	110,442	-

Net loss	$(110,442)	$-

See accompanying notes to the financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Statements of Changes in Member's Capital (Deficit)
For the six-month period ended June 30, 2021 and for the period from June 15, 2020 (Date of Formation) through December 31, 2020

	Member's Capital (Deficit)	Member's Contribution Receivable	Total Member's Capital (Deficit)
Member's capital (deficit), June 15, 2020 (Date of Formation)	$-	$-	$-
Capital contributions	100	(100)	-
December 31, 2020	100	(100)	-
Capital contributions	-	100	100
Net loss	(110,442)	-	(110,442)
June 30, 2021 (Unaudited)	$(110,342)	$-	$(110,342)

See accompanying notes to the financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Statements of Cash Flows (Unaudited)
For the six-month period ended June 30, 2021 and for the period from June 15, 2020 (Date of Formation) through June 30, 2020

	Six-month period ended June 30, 2021	For the period from June 15, 2020 (date of formation) through June 30, 2020
Cash flows from operating activities:
Net loss	$(110,442)	$-
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	-	-
Amortization of bond issuance costs	4,598	-
Amortization of bond discounts	509	-
Change in other operating assets and liabilities:
Change in other assets	(19,339)	-
Change in bond interest payable	3,338	-
Change in due to Member	3,383	-
Change in other liabilities	39,594	-

Net cash provided by (used in) operating activities	(78,359)	-

Cash flows from investing activities:
Net cash provided by (used in) investing activities	-	-

Cash flows from financing activities:
Member contributions	100	-
Proceeds from bonds payable	1,701,000	-
Payment of bond issuance costs	(200,679)	-

Net cash provided by (used in) financing activities	1,500,421	-

Net increase (decrease) in cash and cash equivalents and restricted cash	1,422,062	-
Cash and cash equivalents and restriced cash at beginning of period	-	-
Cash and cash equivalents and restricted cash at end of period	$1,422,062	$-
Supplemental disclosure of cash flow information:
Cash paid for bond interest	$10,093	$-

See accompanying notes to the financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC

Notes to the Financial Statements

As of June 30, 2021 (Unaudited) and December 31, 2020
 and for the six-month period ended June 30, 2021 (Unaudited) and for the period from June 15, 2020 (Date of Formation) through June 30, 2020 (Unaudited)

(1) Organization and Business

Trilogy Multifamily Income & Growth Holdings I, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on June 15, 2020. The Limited Liability Company Agreement (the "Agreement") was executed on September 25, 2020. Trilogy Multifamily Income & Growth Holdings I Manager, LLC, a Delaware limited liability company, is the manager and sole member of the Company (the "Member").

The Member has selected Trilogy Real Estate Group, LLC ("Trilogy"), a Delaware limited liability company, as the asset manager for the Company, and has entered into a Management and Advisory Agreement with Trilogy. Trilogy does not have an ownership interest in the Company; however, related party affiliates of Trilogy have a direct ownership interest in Trilogy Multifamily Income & Growth Partners, LLC (“Partners”). Partners is the sole member of the Member.

The Company was organized to identify, acquire, lease, manage, operate, reposition, enhance and ultimately dispose of investments made in multifamily residential properties in primary and secondary metropolitan markets throughout the United States.

The Company filed an offering statement on Form 1-A with the Securities and Exchange Commission ("SEC"), which was qualified by the SEC on February 24, 2021 ("the Date of Qualification"). The Company is offering a maximum of $50 million of Bonds ("the Bonds") pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

The Bonds will be issued in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates. Each series of Bonds will be offered for a total of six months over a two year period beginning with Series A on the Date of Qualification and will mature in six month increments beginning with Series A on June 30, 2026.

(2) Summary of Significant Accounting Policies and Practices

(a)
Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

(b)
Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(c)
Risks and Uncertainties

The Company does not have an operating history and has not generated any revenue through the acquisition and management of real estate investments. The Company's business and operations are sensitive to general business and economic conditions, including the impact of the COVID-19 pandemic (see Note 6), along with any related local, state and federal government policy decisions. Factors beyond the Company's control could cause fluctuations in these conditions, including the ability to raise funds to acquire real estate investments, the availability of real estate investments to acquire, and changes to Regulation A Tier 2 requirements. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

(d)
Cash and Cash Equivalents and Restricted Cash

Cash consists of amounts the Company has on deposit with a major commercial financial institution. Cash equivalents include short term investments, stated at cost plus interest, which approximates fair value, with an original maturity of less than 90 days. Restricted cash represents cash held in escrow by UMB Bank, N.A. ("UMB Bank") as escrow agent.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit and the Company mitigates credit risk by placing cash with major financial institutions.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within statements of cash flows:

		As of
	As of June 30, 2021	December 31, 2020
Cash and cash equivalents	$1,363,208	$—
Restricted cash	58,854	—
Total cash and cash equivalents and restricted cash	$1,422,062	$—

	As of January 1, 2021	As of June 15, 2020 (Date of Formation)
Cash and cash equivalents	$—	$—
Restricted cash	—	—
Total cash and cash equivalents and restricted cash	$—	$—

(e)
Other Assets

Other assets consist of prepaid expenses that are amortized to expense over the respective period of each invoice.

(f)
Bonds Payable

The Bonds will be held as a liability upon the effective date of closing. The Bond interest will be expensed on an accrual basis.

Bond issuance costs are capitalized to bonds payable, net on the balance sheets and are amortized over the life of the respective Bond series to bond interest expense on the statements of operations.

The price per Bond is $1,000 with volume discounts at varying thresholds, based on the number of bonds acquired, shown in the table below, when Bonds are sold. Bond discounts are capitalized to bonds payable, net on the balance sheets and are amortized over the life of the respective Bond series to bond interest expense on the statement of operations.

Volume Discount Pricing	Bonds
$1,000.00	0-49
$990.00	50-149
$980.00	150-249
$970.00	250+

(g)
Expense Recognition

Expenses are recognized when incurred.

Initial organizational and offering expenses of the Company have been paid by Trilogy or the Member. The Company will reimburse Trilogy or the Member by paying an organizational and offering fee, which is further described in Note 4. To the extent that the actual organizational and offering expenses exceed the maximum organizational and offering fee amount, Trilogy or the Member will pay such amounts without additional reimbursement from the Company. For the six-month period ended June 30, 2021 and for the period from June 15, 2020 (Date of Formation) through June 30, 2020, the Company has paid Trilogy $11,266 and $0, respectively, which is equal to 0.67% of the gross bond proceeds received as of June 30, 2021 and June 30, 2020.

(h)
Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements as the liability for such tax is that of the Member. In certain instances, the Company may be subject to certain state and local taxes depending on the location and jurisdiction of any real estate investments acquired by the Company.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurements are reflected in the period in which the change in judgment occurs. As of June 30, 2021 and December 31, 2020, the Company had no material unrecognized tax benefits.

(3) Member's Capital (Deficit)

During the six-month period ended June 30, 2021 and for the period from June 15, 2020 (Date of Formation) through June 30, 2020, the Member made capital contributions of $100 and $0, respectively. The Member may but is not required to make additional capital contributions. There have been no additional capital contributions from the Member or distributions to the Member.

The Member is the sole owner of the Company and will be allocated all Company profits and losses in accordance with the Agreement.

(4) Related-Party Transactions

The following fees will be payable to the Member as compensation from the Company:

●
Acquisition Fee: The Member shall be entitled to an acquisition fee equal to up to one percent (1.0%) of the purchase price of any real estate purchased by the Company.

●
Asset Management Fee: The Member shall be entitled to an annual asset management fee of up to one and one half percent (1.5%) of the total capital raised by the Company in any bond offering, paid quarterly, in advance. The management fees paid by the Company are expensed when incurred and are included in related party fees in the accompanying statements of operations.

●
Construction Management Fee: The Member shall be entitled to a construction management fee equal to five percent (5.0%) of the aggregate cost of any construction, renovation, improvements, or similar costs incurred on the Company’s real estate.

●
Disposition Fee: The Member shall be entitled to a disposition fee of up to one percent (1.0%) of the gross sales price of any real estate disposed by the Company.

●
Financing Fee: The Member shall be entitled to a financing fee equal to up to one half percent (0.5%) of the principal amount of debt used to finance the Company’s purchase or refinance of real estate.

●
Property Management Fee: The Member shall be entitled to an annual property management fee of up to four percent (4.0%) of the monthly gross income generated from the Company’s real estate, paid monthly, in arrears.

●
Organizational and Offering Fee: The Member shall be entitled to organizational and offering fees, calculated and payable at every closing. The organizational and offering fee is calculated as 0.67% of the gross offering proceeds of Series A, Series B, Series C, and Series D Bondholders. The organizational and offering fees paid by the Company are expensed when incurred and are included in related party fees in the accompanying statements of operations.

●
Promotional Fee: The Member shall be entitled to promotional fees, calculated and payable at every closing. The promotional fee is calculated as 1.88% of the gross offering proceeds of Series A, Series B, Series C, and Series D Bondholders. The promotional fees paid by the Company are capitalized when incurred and are included in Bonds payable, net in the accompanying balance sheets.

The following table summarizes the compensation received by the Member for the following periods:

	For the six-month period ended June 30, 2021	For the period from June 15, 2020 (Date of Formation) through June 30, 2020
Asset management fees	$3,383	$—
Organizational and offering fees	11,266	—
Promotional fees	31,613	—
Total	$46,262	$—

As disclosed within Note 7, subsequent to June 30, 2021, additional fees have been earned by the Member.

The Member has agreed to pay all the fees outlined above to Trilogy as compensation under the Management and Advisory Agreement whereby Trilogy will manage the assets of the Company and provide other advisory services as needed.

The Company shall reimburse the Member for all out of pocket or third-party expenses incurred and paid by it in the conduct of the Company’s business. Such reimbursement shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the Member of profit, loss, or capital of the Company.

(5) Bonds Payable

During the six-month period ended June 30, 2021, the Company issued 1,701 of Series A Bonds resulting in gross proceeds of $1,681,550, which is the face value of the Bonds of $1,701,000 less volume discounts of $19,450. The maturity date of Series A Bonds will be June 30, 2026.

The Bonds will bear interest at a fixed rate of 5.0% per annum with contingent interest up to an additional 5.0% per annum to be paid upon the maturity date of the Bonds. The contingent interest payments will be funded by the Company’s Adjusted Net Income, as defined in the bond agreements, and the Company will establish a sinking fund to reserve funds for the contingent interest payments. As of June 30, 2021, the sinking fund has not been established. The Company's obligation to pay the contingent interest payments on the Bonds is limited to solely the cash available in the sinking fund which may amount to Contingent Interest Payments of less than 5% per annum or no Contingent Interest Payment at all. As of June 30, 2021 and December 31, 2020, the Company has accrued no contingent interest.

The Bonds are unsecured obligations of the Company. The Company has incurred and will continue to incur bond issuance costs from the Bond offerings. The Company capitalizes and amortizes the costs through the maturity date of each Bond payable as applicable. As of June 30, 2021, there has been $200,679 of bond issuance costs incurred by the Company and $5,107 has been amortized to bond interest expense during the six-month period ended June 30, 2021.

Bonds payable, net, as of June 30, 2021 are comprised of the following:

Series A bonds payable	$1,701,000
Bond volume discounts, net	(18,941)
Bond issuance costs, net	(176,631)
Total bonds payable, net	$1,505,428

The Company executes monthly interest payments to the bondholders at a rate of 5.0% per annum. For the six-month period ended June 30, 2021 and for the period from June 15, 2020 (Date of Formation) through June 30, 2020, the Company has recorded $13,431 and $0 as bond interest expense, respectively. As of June 30, 2021 and December 31, 2020, $3,338 and $0 is held as payable to bondholders, respectively.

In accordance with the Series A Offering Documents and Indenture, a Bond Service Reserve account was established with the Company's trustee, UMB Bank. In accordance with the agreement, the Company keeps 3.5% of gross offering proceeds with the trustee until the Company completes its first property acquisition. As of June 30, 2021, the account contained $58,854, which is recorded as restricted cash on the Company's balance sheet.

(6) Commitments and Contingencies

The Company has incurred and will continue to incur bond interest expense and asset management fees that will be paid out of Bond proceeds.

The international and domestic responses to COVID-19 continue to rapidly evolve and have included mandates from federal, state, and local authorities to mitigate the spread of the virus. The resulting adverse impact on global commercial activity from the COVID-19 pandemic has contributed to significant volatility in the financial markets. The COVID-19 outbreak and associated government and market responses could result in a material impact to the Company's future financial position, results of operations, and its cash flows.

The Company is dependent on Trilogy and its affiliates to manage Company operations and acquire and manage the future portfolio of real estate assets. The Member, which is owned by affiliates of Trilogy, makes all decisions with respect to the management of the company. The Member depends upon the fees and other compensation that it receives from the Company in connection with the purchase, management and sale of properties to conduct its operations. Any adverse changes in the financial condition of Trilogy or the Company's relationship with Trilogy could hinder its ability to successfully manage Company operations and the Company's portfolio of investments.

(7) Subsequent Events

On July 29, 2021, July 30, 2021, August 30, 2021, August 31, 2021, September 10, 2021, and September 27, 2021, the Company executed six closings resulting in the closing of 3,442 Series B Bonds. The total gross proceeds were $3,406,220 which is the face value of $3,442,000 less volume discounts of $35,780. In conjunction with the closings, the Company has incurred $22,822 of organizational and offering fees and $64,037 of promotional fees that were paid to the Member.

The financial statements were approved by management and available for issuance on September 28, 2021. Subsequent events have been evaluated through this date.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Trilogy Multifamily & Growth Holdings I, LLC*

(2)(b)	Limited Liability Company Agreement of Trilogy Multifamily & Growth Holdings I, LLC*

(3)(a)	Form of Indenture between Trilogy Multifamily & Growth Holdings I, LLC and UMB Bank, N.A.**

(3)(b)	Form of Bond**

(6)	Management and Advisory Agreement by and between Trilogy Multifamily Income & Growth Holdings I, LLC and Trilogy Real Estate Group, LLC.

 _____________
* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A filed with the SEC on October 2, 2020.
** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on January 8, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trilogy Multifamily Income & Growth Holdings I, LLC,
a Delaware limited liability company

By:   Trilogy Multifamily Income & Growth Holdings I Manager, LLC,
a Delaware limited liability company, Manager

By:    Trilogy Multifamily Income & Growth Partners, LLC,
a Delaware limited liability company, Manager

By: TREG Manager, LLC,
a Delaware limited liability company, Manager

By:        /s/ Neil Gehani
Name:  Neil Gehani
Its:        Manager

September 28, 2021

By:       /s/ Neil Gehani
Name:  Neil Gehani
            (principal executive officer)

September 28, 2021

By:        /s/ Matthew Leiter
Name:   Matthew Leiter
             (principal financial officer and principal accounting officer)

September 28, 2021